Exhibit 3.1

Articles of Amendment

to the

ARTICLES OF Incorporation

of

Getty Realty Corp.

(a Maryland corporation)

GETTY REALTY CORP., a Maryland corporation (the “Corporation”), having its principal office in Jericho, New York, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:	The Corporation desires to amend its Articles of Incorporation (as amended and supplemented and as currently in effect, the “Charter”) as follows:

Article VI, Section 6.1 of the Charter is hereby deleted and the following is inserted in lieu thereof:

“Section 6.1  Authorized Shares.  The total number of shares of stock of all classes which the Corporation has authority to issue is One Hundred Twenty Million (120,000,000) shares of capital stock (par value $0.01 per share), amounting in aggregate par value to One Million, Two Hundred Thousand Dollars ($1,200,000).  One Hundred Million (100,000,000) of such shares are classified as “Common Stock” and Twenty Million (20,000,000) of such shares are classified as “Preferred Stock”.  If the shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Sections 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.”

SECOND:

(a) Prior to these Articles of Amendment, the total number of shares of all classes of stock of the Corporation authorized and the number and par value of the shares of each class were as follows: Seventy Million (70,000,000) shares of capital stock (par value $0.01 per share), amounting in aggregate par value to Seven Hundred Thousand Dollars ($700,000), of which Sixty Million (60,000,000) of such shares were classified as Common Stock and Ten Million (10,000,000) of such shares were classified as Preferred Stock.

(b) The total number of shares of all classes of stock of the Corporation as amended by these Articles of Amendment, and the number and par value of the shares of each class, are as follows: One Hundred Twenty Million (120,000,000) shares of capital stock (par value $0.01 per share), amounting in aggregate par value to One Million, Two Hundred Thousand Dollars ($1,200,000), of which One Hundred Million (100,000,000) of such shares are classified as Common Stock and Twenty Million (20,000,000) of such shares are classified as Preferred Stock.

THIRD:	The foregoing Articles of Amendment do not change the rights and preferences of the Corporation’s capital stock.
FOURTH:

The foregoing Articles of Amendment were declared advisable and approved by the Board of Directors of the Corporation at a meeting duly held on October 24, 2017, and approved by the stockholders of the Corporation at the Annual Meeting of Stockholders duly held on May 8, 2018.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, Getty Realty Corp. has caused these Articles of Amendment to be signed and acknowledged in its name and on its behalf by its President and witnessed and attested by its Secretary, effective as of the 17th day of May, 2018, and they acknowledged the same to be the act of said Corporation, and that to the best of their knowledge, information and belief, all matters and facts stated herein are true in all material respects and that this statement is made under the penalties of perjury.

ATTEST:		Getty Realty Corp.
By:	/s/ Joshua Dicker	By:	/s/ Christopher J. Constant
	Name: Joshua Dicker		Name: Christopher J. Constant
	Title:Executive Vice President, General Counsel and Secretary		Title:President and Chief Executive Officer

[Signature Page to Articles of Amendment]